UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
OCtober 16, 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

Nomor: TEL. 10/LP 000/DCI-M2000000/2020

Jakarta, October 16, 2020

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re:

Disclosure of Information Regarding the Execution of Conditional Sales and Purchase Agreement of Telecommunication Towers between PT Telekomunikasi Selular and PT Dayamitra Telekomunikasi, both are PT Telkom Indonesia (Persero) Tbk’s Subsidiaries

Dear Sir/Madam,

In order to comply with the provisions of Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 on Disclosure of Material Facts or Information for Issuer or Public Company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk (“Telkom”)

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail: investor@telkom.co.id

1.	Information or Material Facts

Disclosure of information regarding the execution of Conditional Sales and Purchase Agreement of Telecommunication Tower between PT Telekomunikasi Selular and PT Dayamitra Telekomunikasi which both of them Telkom’s Subsidiaries

2.	Date	October 14, 2020
3.	Description of Material Information or Fact

On October 14, 2020 in Jakarta, Conditional Sales and Purchase Agreement (CSPA) has been agreed and signed between
PT Dayamitra Telekomunikasi (“Mitratel”) and PT Telekomunikasi Selular (“Telkomsel”). In this CSPA, Mitratel will purchase 6,050 Telkomsel’s telecommunication towers in the amount of
Rp10.3 Trillion.

4.	The impact of events

By this purchase, after all of the conditions in the CSPA are fulfilled and the deed of transfer has been signed by the parties, the number of Mitratel’s telecommunication towers will increase by 6,050 towers, bringing Mitratel’s total telecommunication towers to more than 22,000 towers. The Transfer of these telecommunication towers will strengthen Mitratel’s core business and increase its value, as well as help achieve its long-term plans.

In the future, Telkomsel will focus on its core business as the leading digital telecommunication company in Indonesia by creating a digital ecosystem and providing the best digital connectivity experience for Telkomsel’s Customers.

This transaction is part of Telkom’s business portfolio structuring to ensure optimal value for shareholders.

5.	Others	Mitratel is a subsidiary of Telkom, engaging in providing telecommunication infrastructure. To date, Mitratel has managed telecommunication towers across various regions and serve all cellular operators in Indonesia.

Telkomsel is a subsidiary of Telkom, engaging in providing cellular telecommunication services and digital telecommunication products.

This transaction is an Affiliated Transaction which is exempted because it is the core business of the Controlled Company.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.	Indonesia Stock Exchange through IDXnet;
2.	Telkom’s Trustee PT Bank Tabungan Negara (Persero) Tbk; and
3.	Telkom’s Trustee PT Bank Permata Tbk.